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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            AMENDMENT NO. 1
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                     -----------------------------

                             CONRAIL INC.

                       (Name of Subject Company)
                     -----------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                     -----------------------------

                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                     -----------------------------

  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                     -----------------------------

                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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


                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996 (the "Norfolk Schedule 14D-9"), with respect ato an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk
Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

     On November 7, 1996, Conrail issued a press release announcing that the hearing on the preliminary injunction being sought by Norfolk has been postponed at Norfolk's request until Monday, November 18, 1996.

     On November 7, 1996, Conrail issued a press release that contained a letter from the independent directors of the Board of Directors of Conrail to the Board of Directors of Norfolk.

     Copies of the press releases are filed as Exhibits (a)(5) and
(a)(6) hereto, respectively, and are incorporated herein by reference.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(5) Text of press release issued by Conrail, dated November 7, 1996.
     (a)(6) Text of press release issued by Conrail, dated November 7, 1996.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.


                             By  /s/ Timothy T. O'Toole
                                -------------------------------------
                                Name:  Timothy T. O'Toole
                                Title: Senior Vice President--Finance


Dated as of November 7, 1996

                                     EXHIBIT INDEX

Exhibit                      Description                     Page No.

*(a)(1) Text of press release issued by Conrail dated October 23, 1996 (incorporated by reference to Exhibit (a)(9) to the Solicitation/Recommendation Statement on
                 Schedule 14D-9 of Conrail Inc. dated
                 October 16, 1996, as amended (the "CSX
                 14D-9"))..................................
*(a)(2) Text of press release issued by Norfolk, dated October 23, 1996 (incorporated by reference to Exhibit (a)(8) to the CSX
                 14D-9)....................................
*(a)(3)          Text of press release issued by Conrail and
                 CSX dated November 6, 1996................
*(a)(4)          Letter to shareholders of Conrail dated
                 November 6, 1996..........................
 (a)(5) Text of press release issued by Conrail, dated November 7, 1996 (incorporated by reference to Exhibit (a)(16) to the CSX
                 14D-9)....................................
 (a)(6) Text of press release issued by Conrail, dated November 7, 1996 (incorporated by reference to Exhibit (a)(17) to the CSX
                 14D-9)....................................
 (b)             Not applicable............................
*(c)(1) Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996 (incorporated by reference to Exhibit (c)(7) to the CSX
                 14D-9)....................................
*(c)(2) Employment Agreement of Mr. David M. LeVan dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(5) to the CSX
                 14D-9)....................................

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                 * Previously filed



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*(c)(3)          Change of Control Agreement of Mr. David M.
                 LeVan dated as of October 14, 1996
                 (incorporated by reference to Exhibit
                 (c)(6) to the CSX 14D-9)...................
*(c)(4)          Amended Complaint in Norfolk Southern et
                 al. v. Conrail Inc., et al., No. 96-CV-7167,
                 filed on October 28, 1996 in the United
                 States District Court for the Eastern
                 District of Pennsylvania (incorporated by
                 reference to Exhibit (c)(9) to the CSX 14D-
                 9)..........................................

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                 * Previously filed